April 26, 2019

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:                                         Heather Clark, Senior Staff Accountant

Claire Erlanger, Staff Accountant

Ruairi Regan, Staff Attorney

Brigitte Lippmann, Staff Attorney

Re:                             Wanda Sports Group Company Limited

Draft Registration Statement on Form F-1

Submitted March 20, 2019

Ladies and Gentlemen,

On behalf of our client, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company” and, together with its consolidated subsidiaries and variable interest entity, the “Group”), we submit this letter in response to certain comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 15, 2019 (the “Comment Letter”) relating to the above referenced Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) initially filed for confidential non-public review on March 20, 2019.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.  To facilitate the Staff’s review, we are providing to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes from the Draft Registration Statement.

AFFILIATED WITH PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP, A NEW YORK LIMITED LIABILITY PARTNERSHIP WITH OFFICES OUTSIDE THE UNITED KINGDOM

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and are followed by the Company’s responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Comment Letter, the Company has also included (i) its audited financial statements as of and for the year ended December 31, 2018, (ii) disclosures tied to those financial statements and (iii) other information of an updating nature.

Comments in Comment Letter dated April 15, 2019

General

1.                                      We note from your disclosure on page 57 and elsewhere in the filing that your reporting currency is the Euro. However, we note that in certain sections of your filing such as Dilution, and certain Notes to the Financial Statements, you present amount in terms of US Dollars. Please note that amounts throughout the filing should be presented in terms of the Euro. Convenience translation is permitted for the most recent fiscal year and interim period.

As discussed, the Company has considered the appropriate currency to present amounts, including in Dilution, and has reflected amounts in Euro where it considers appropriate in the Revised Draft Registration Statement.

Prospectus Summary

Our Challenges, page 3

2.                                      Please disclose the aggregate amount of your indebtedness and the commission minimum revenue guarantees in your prospectus summary. Also, tell us why your risk factor disclosure does not appear to address the amount of the guarantees. We note the general reference on page 18.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 in the Prospectus Summary and page 18 in the Risk Factors section of the Revised Draft Registration Statement.

Risk Factors

Dalian Wanda GCL, our ultimate controlling shareholder . . ., page 33

3.                                      If there are any sunset provisions to the Class B shares, please describe. Also describe the dilutive effect to Class A shareholders upon conversion of the Class B shares.

The Company confirms that there are no sunset provisions contemplated in respect of the Class B shares.  In response to the Staff’s comment as to the dilutive effect, as discussed, the Company has considered this comment and does not believe that there would be a dilutive effect.  For the avoidance of doubt, the Company has revised the disclosure on page 162 of the Revised Draft Registration Statement to indicate the number of Class A ordinary shares that would be outstanding if all Class B ordinary shares at the time of the offering were converted into Class A ordinary shares.

If the PRC government finds that the agreements that establish the structure . . ., page 34

4.                                      We note your reference to foreign investment restrictions. Here or elsewhere, please include discussion of the Catalogue for the Guidance of Foreign Investment Industries and make clear the foreign investment category of your PRC businesses.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Draft Registration Statement.

5.                                      We note that the equity pledge in WSC is not registered and would therefore not be deemed validly created. We note also your disclosure that you may not be able to register the pledge. Please reconcile how the pledge is still enforceable under PRC law.

The Company confirms that it is in the process of registering the equity pledge with the Administration for Market Regulation of Guangzhou Municipality, and expects that it will be registered at the time of the offering.  The risk factor language is expected to be modified if and when there is further clarity as to whether registration will be completed prior to the offering.  The Company has revised the related disclosure on page 34 of the Revised Draft Registration Statement.

Use of Proceeds, page 53

6.                                      Please describe the strategic investments or initiatives for which you intend to use proceeds of this offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Revised Draft Registration Statement.  As indicated, the Company does not currently have specific strategic investment opportunities identified for the use of proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Results of Operations, page 84

7.                                      We note from your disclosure on page 86 that there were provisions taken in 2017 relating to disputes with some employees and consultants in Italy. Please revise the notes to the financial statements, as applicable for this and any of the provisions included in Note 31, to include the disclosures required by paragraph 84-86 of IAS 37.

In response to the Staff’s comment, the Company has revised Note 32 to the financial statements in the Revised Draft Registration Statement to include supplementary disclosure required by paragraph 84-86 of IAS 37.

Segmental Results of Operations

Digital, Production, Sports Solutions (DPSS), page 89

8.                                      We note from footnote 1 that your reimbursements and reimbursable costs generally match to one another, however, we note no amounts disclosed for the costs. Please revise to complete the table on page 89, including reimbursable costs.

The Company has revised the disclosure on page 84, inter alia, of the Revised Draft Registration Statement to also include reimbursable costs (now called reimbursement costs).

Critical Accounting Judgments and Estimates

Impairment of goodwill, page 98

9.                                      We note from note 22 that you performed an annual impairment test for goodwill in December 2017. Given the significance of your goodwill amounts and your statements that small changes in discounts rates would result in impairments, please provide information for investors to assess the probability of future goodwill impairment charges. To the extent that any of your cash-generating units were at risk of having its value in use, or fair value less costs to sell, being less than its carrying value at the date of your most recent impairment analysis, please revise your disclosure to discuss the following:

•                  Percentage by which fair value/value in use exceeded the carrying value of the cash generating unit as of the date of the most recent impairment test.

•                  A discussion regarding the degree of uncertainty associated with the key assumptions used in the impairment analysis.

•                  A description of potential events and or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any of your cash-generating units were at risk, please specifically state this in your response and in your revised disclosures and provide us with your analysis which supports the basis for your conclusions. Please note that a reporting unit may be at risk of failing the impairment test if it had a fair value that is not substantially in excess of carrying value as of the date of the last impairment test. We may have further comment upon receipt of your response.

The Company with the assistance of a third-party independent appraisal firm used the income approach to determine the value in use of the CGUs for its goodwill impairment analysis. The key assumptions used in the income approach were financial projections and discount rates. Based on the goodwill impairment analysis performed as of December 31, 2018, the date of the most recent impairment test, the Company determined that the fair values of 8 CGUs out of the total 11 CGUs substantially exceeded their carrying values because the fair value of these 8 CGUs exceed the carrying value by over 20%. The Company has revised Note 23 to the consolidated financial statements to explain that none of these 8 CGUs is at risk of having its value in use being less than its carrying value.

The Company’s value in use of WEH North America CGU, WEH Oceania CGU and WEH Asia CGU exceeded their respective carrying value by 12%, 3% and 13%, respectively, as of December 31, 2018 and are at risk of their value in use being less than their respective carrying values. The probability of future goodwill impairment charges is subject to uncertainties inherent in the assumptions used, in particular:

1)             The financial projections are based on management’s reasonable estimates as to the number of events per year across geographic locations, the number of athletes registering per event, the amount of host city funds available and the pricing of each event. Factors affecting such inputs include changes in demand for our events, which can be adversely affected by weather related issues, the condition of the relevant local economy, competition for customers’ time and money, and changing tastes among other things.

2)             Sponsorship revenue forecasts are dependent upon the number and size of sponsorships sold. Factors affecting this include the condition of the relevant local economy, the reputation and attendance level of our events, and our ability to identify and sell sponsorable assets at such events, among other things.

3)             Direct costs as a percentage of revenue for each forecast period are considered to be consistent on a product type basis, which is based on our considerable experience in operating events around the world. While these costs are generally stable, they can be adversely affected by circumstances out of our control such as a need for additional security driven by terrorist or other events, weather related issues or other happenings.

If the assumptions used in the impairment analysis materially change, the Company may be required to recognize additional goodwill impairment losses, which may be material to the financial condition of the Company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and 101 of the Revised Draft Registration Statement to address the above.

Management

Management Equity Incentive and Investment Plans

Management Equity Incentive Plan

Options, page 154

10.                               Please revise to include disclosure on the basis for your exercise price of $0.01 per share related to options issued in connection with the offering in light of the significant difference from the weighted average exercise price of options at December 31, 2017 of €85.44, as disclosed in Note 34 to the audited financial statements.

The Company notes that the exercise price of $0.01 per share relates to its new equity incentive plan to be adopted in connection with the offering with options to be granted following the offering.  Please refer to pages 156 and 157 of the Revised Draft Registration Statement for updated disclosure of the plan. The weighted average exercise price of options at December 31, 2017 of €85.44 referred to in Note 35, on the other hand, relate to options of the Company’s subsidiary (IHAG).  Upon completion of the offering, the IHAG shares issued upon exercise of the remaining options will be purchased by Wanda Sports & Media (Hong Kong) Holding Co. Limited  and contributed to the Company without any additional consideration and the restricted stock units of the Company’s other subsidiary (WEH) will vest immediately and be repurchased by WEH.  Please refer to page 157 of the Revised Draft Registration Statement for disclosure regarding the repurchase of restricted stock units by WEH (and related estimate of expenses to be incurred by the Company) as well as to page 102 for disclosure regarding estimated expenses to be incurred in connection with option granting under the Company’s new incentive plan.

Related Party Transactions, page 157

11.                               Please file as exhibits the material related party transaction agreements required by Item 601(b)(10)(ii)(A) of Regulation S-K or advise.

The Company confirms that it intends to file the Cooperation Agreement (as defined in the Revised Draft Registration Statement) as Exhibit 10.13 in Item 8 of Part II of the Revised Draft Registration Statement.

Experts, page 206

12.                               Please provide us with separate analyses from your audit committee and Ernst & Young Hua Ming supporting their conclusion that the services referred to on page 206 would not impair independence under Rule 2-01(c)(4)(vi) and (ix) and 2-01(c)(5) of Regulation S-X regarding EY-China’s audit for the years ended December 31, 2017 and 2016. Your response should include the date the engagement of EY-China began with regard to the audit of the December 31, 2017 and 2016 financial statements. In addition please tell us whether EY-China issued a PCAOB Rule 3526 letter to the company´s audit committee prior to accepting the initial engagement, whether the services described on page 206 were noted in such letter, and the firm´s conclusion regarding its objectivity and integrity in regards to the December 31, 2017 and 2016 audit.

The Company and its auditor, Ernst & Young Hua Ming (“EY China”), previously consulted with the Staff of the Office of the Chief Accountant of the SEC on these matters. We understood that all necessary information had been provided.

EY China commenced its audit engagement with respect to the December 31, 2017 and 2016 consolidated financial statements in accordance with the standards of the PCAOB on November 6, 2018. Prior to accepting the audit engagement pursuant to the standards of the PCAOB, EY China completed its communications with the Board of Directors charged with governance (“Board”) in accordance with PCAOB Rule 3526 since an audit committee was not in place at that time. These communications included issuing a PCAOB Rule 3526 letter on November 2, 2018 to the Board that described the services and other independence-related matters disclosed in the Experts section of the Draft Registration Statement and the conclusion that these matters have not and will not impair EY China’s ability to exercise objective and impartial judgment in connection with the audits of WSG’s consolidated financial statements performed in accordance with the standards of the PCAOB for the years ended December 31, 2016, 2017 and 2018. The Company and the Board concurred with EY China’s conclusion.

Audited Financial Statements

Consolidated Statement of Cash Flows, page F-8

13.                               Please tell us where you have disclosed the total amount of interest paid in the statement of cash flows, in accordance with paragraph 32 of IAS 7.

In response to the Staff’s comment, the Company has revised the statement of cash flows to include the total amount of interest paid in accordance with paragraph 32 of IAS 7.

Notes to the Audited Financial Statements

7. Business combinations and acquisition of non-controlling interests, page F-50

14.                               We your disclosure on page 78 that highlights the acquisitions during each year presented. In this regard, for 2017, note 7 includes the disclosures concerning the acquisitions of CGI and Cape Epic, but we note no disclosure concerning the Double Heritage acquisition. To the extent material, please revise to include relevant acquisition disclosures in accordance with paragraph B64 of IFRS 3. Additionally, for all significant acquisitions during 2016 and 2017 please include the relevant disclosures required by paragraph B64 of IFRS 3. These disclosures include a qualitative description of the factors that make up the goodwill recognized, and a description of contingent consideration arrangements and the basis for payment.

In response to the Staff’s comment, the Company confirms that it does not consider the Double Heritage acquisition to be material.  This business represented 0.160%, 0.123% and 0.221% of the Company’s total assets, revenues and income before tax, respectively, in the year of acquisition.  The Company notes that information relating to the Double Heritage acquisition is aggregated with other immaterial acquisitions and included in Note 7(c) under Other Acquisitions.

In response to the Staff’s comment on the disclosure required by paragraph B64 of IFRS 3, the Company has revised the supplementary disclosures to include a qualitative description of the factors relevant to the goodwill recognized, as well as a description of contingent consideration arrangements and the basis for payment in Note 7 to the financial statements in the Revised Draft Registration Statement.

17. Income Tax, page F-67

15.                               We note from the reconciliation of tax expense on the top of page F-68 that a significant decrease in tax expense resulted from the effect on opening deferred tax of changes in rates. Please revise the notes to the financial statements to discuss the nature of this adjustment and your basis for its measurement.

In response to the Staff’s comment, the Company notes that the significant decrease in tax expenses noted in Note 17 to the financial statements in the Revised Draft Registration Statement was mainly due to rate changes on deferred tax in 2017 as a result of the United States Tax Cuts and Jobs Act (the Tax Act), which was enacted on December 22, 2017. The impact of changes in the tax rate is mainly as below:

•                  The tax rate of SPV US, a significant subsidiary of the Company,  decreased from 38% to 25% in 2017, which resulted in a decrease in tax expenses of €12.7 million for recalculating opening deferred tax liabilities with the new tax rate;

•                  The tax rate of WEH, a significant subsidiary of the Company,  decreased from 38% to 25% in 2017, which resulted in an increase of tax expenses of €5.1 million for recalculating opening deferred tax assets with the new tax rate.

The Company has revised Note 17 to discuss the nature of the adjustment resulting from the effect on opening deferred tax of changes in rates.

18. Earnings Per Share, page F-70

16.                               We note that for 2017, the weighted average number of ordinary shares for basic EPS is the same as the weighted average number of ordinary shares adjusted for the effect of dilution per share. In light of the fact that it appears from Note 34 that you have options outstanding at December 31, 2017, please tell us why these amounts are the same. If the options are not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented, the amount and nature of the instruments should be disclosed in Note 18 in accordance with paragraph 70(c) of IAS 33.

The Company respectfully advises the Staff that the weighted average number of ordinary shares for basic EPS is the same as the weighted average number of ordinary shares adjusted for the effect of dilution per share because the outstanding options disclosed in Note 35 were issued by the Company’s subsidiaries in respect of such subsidiaries’ shares.  The dilutive effect of these outstanding options is considered in profit/(loss) for the year attributable to ordinary equity holders of the parent adjusted for the effect of dilution, and would not impact the weighted average number of ordinary shares adjusted for the effect of dilution.

33. Long-term payroll payable, page F-90

17.                               Please revise to provide a reconciliation of plan assets in accordance with paragraphs 140 through 142 of IAS 19.

In response to the Staff’s comment, the Company has revised the disclosure in Note 34 to the financial statements in the Revised Draft Registration Statement to provide a reconciliation of plan assets in accordance with paragraphs 140 through 142 of IAS19.

34. Share-based payments, page F-94

18.                               We note from the table on page F-95 that you applied a discount for lack of marketability of 23% to the valuation of the RSUs for the year ended December 31, 2017. Please revise your disclosure to provide more detail as to how the discount was determined. Also, to the extent any RSUs were granted in 2018 or 2019, please provide us the amounts of any lack of marketability discount used in the valuation and the reasons for changes between periods.

In response to the Staff’s comment, the Company has revised the disclosures in Note 35 to the financial statements in the Revised Draft Registration Statement to provide more detail as to how the discount was determined.

The amount for the lack of marketability discount used in the valuation of RSUs granted in 2018 was 34%.  The Protective put method (i.e., Chaffe 1993) was applied to determine the lack of marketability discount. With the Protective put method, the discount is estimated as the value of an at-the-money put with a life equal to the period of restriction, divided by the marketable stock value.  The increase in the lack of marketability discount used in the valuation of RSUs granted in 2018 was mainly due to the expected risk or volatility increase from 39.3% in 2017 to 52.5% in 2018.  The assumed volatility is derived from observations of historical volatility of the equities of comparable companies.

36. Commitments and Contingencies, page F-98

19.                               We note your disclosure that you had commitments of €908,171 and €1,031,742 which comprise future payment obligations to commercial rights owners in relation with a full buy-out model as at December 31, 2017 and December 31, 2016, respectively. Please explain to us the nature of these commitments and explain to us why you believe it is appropriate not to record these amounts as liabilities on the balance sheet.

The Company respectfully advises the Staff that the capital commitments relate to the future payment obligations to rights owners regarding full rights buy-out contracts. Under these contracts, the Company will pay, usually in installments throughout the term of the contract, a certain guaranteed amount (subsequently recorded in the Company’s consolidated statement of profit or loss as acquisition cost) to the rights owner to acquire the rights (rights-in) and subsequently sell the acquired rights (rights-out) for its own account. The Company will be obligated to make these payments at the earlier of when the rights owners provide the rights for commercial exploitation to the Company or when payments become due. Such future payment obligations are disclosed as capital commitments and are not recorded as liabilities in our statement of financial position because the rights owner has not fulfilled its obligations.

Undertakings, page II-3

20.                               Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, the Company has revised the disclosure in Item 9 of Part II of the Revised Draft Registration Statement.

If you have any questions or comments concerning this filing, the materials submitted herewith or the Revised Draft Registration Statement, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (mbergman@paulweiss.com; +44.207.367.1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302).

Your sincerely,

/s/ Mark S. Bergman

Mark S. Bergman

cc:                    Hengming Yang, Chief Executive Officer, Wanda Sports Group Company Limited

Brian Liao, Chief Financial Officer, Wanda Sports Group Company Limited

Sandra Lin, EY

Matthew D. Bersani, Esq., Shearman & Sterling LLP

Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP